Exhibit 4.16
AMENDMENT NO. 12 TO
AMENDED AND RESTATED CREDIT AGREEMENT
This Amendment No. 12 to Amended and Restated Credit Agreement (this “Amendment”), dated as of August 10, 2005, is entered into by and between SIFCO INDUSTRIES, INC. (the “Borrower”) and NATIONAL CITY BANK (the “Bank”) for the purposes amending and supplementing the documents and instruments referred to below.
WITNESSETH:
     WHEREAS, Borrower and Bank are parties to an Amended and Restated Credit Agreement made as of April 30, 2002, as amended from time to time (as amended, the “Credit Agreement” providing for $6,000,000 of revolving credits; all terms used in the Credit Agreement being used herein with the same meaning); and
     WHEREAS, Borrower and Bank desire to further amend certain provisions of the Credit Agreement to, among other things, amend and/or waive certain financial covenants applicable thereto;
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:
SECTION I — Amendments to Credit Agreement
A.	Subsection 2A.02 of the Credit Agreement is hereby amended to extend the Expiration Date from April 1, 2006 to October 1, 2006.

B.	Subsection 2B.16 of the Credit Agreement is hereby amended in its entirety to read as follows:

2B.16 BORROWING BASE — (i) Borrower and Bank agree that the granting of Subject Loans shall be subject to a Borrowing Base (defined below) pursuant to a borrowing base report to be in form and substance satisfactory to Bank and submitted to Bank, together with a receivables and payables report, on a monthly basis by the 20th day of each month from the date of this Amendment through the date on which the aggregate outstanding principal amount of the Subject Loans equals or exceeds $3,750,000.00, after which such reports shall be submitted on a weekly basis by noon on Tuesday for the preceding week. Weekly reporting shall continue regardless of any subsequent decrease in the outstanding principal amount of the Subject Loans.

No Subject Loan shall be made if, after giving effect thereto, the aggregate unpaid principal balance of the Subject Loans would exceed the lesser of the amount of the Subject Commitment then in effect or the amount of the Borrowing Base then in effect.

(ii) The borrowing base (“Borrowing Base”) shall be an amount equal to eighty percent (80%) of eligible accounts receivable of Borrower and the Domestic Subsidiaries plus fifty percent (50%) of eligible finished goods inventory of Borrower and the Domestic Subsidiaries.

C.	Subsection 3B.01 of the Credit Agreement is hereby amended in its entirety to read as follows:

3B.01 TANGIBLE NET WORTH — Borrower shall not suffer or permit the Tangible Net Worth of the Reporting Group, as of the end of any month, to be less than the required minimum amount. The required minimum amount shall be $23,500,000. The required minimum amount shall increase as of the last day of each fiscal year of Borrower, commencing with fiscal year ending September 30, 2005, by an amount equal to 50% of the consolidated Net Income of the Reporting Group for such fiscal year as measured by Borrower’s annual audited financial statements for such fiscal year. If Net Income is less than $0 for any fiscal year, the required minimum amount shall not be reduced as of the end of that fiscal year.

D.	The following subsection 3B.03 is hereby added to the Credit Agreement.

3B.03 EBITDA — Borrower shall not, at the end of each EBITDA Measurement Period, permit the aggregate of the Reporting Group’s Net Income for that period, plus the Reporting Group’s interest expense for that period, plus the Reporting Group’s federal, state, and local income tax expense, if any, for that period, plus the Reporting Group’s depreciation and amortization charges for that period, minus the Reporting Group’s foreign currency translation adjustment to fall below the following amounts for the EBITDA Measurement Periods ending on the following dates:

09/30/05	$450,000.00
12/31/05	$1,050,000.00
03/31/06	$2,300,000.00
06/30/06 and thereafter	$3,800,000.00
Each “EBITDA Measurement Period” shall be a period of four (4) consecutive quarter-annual fiscal periods of Borrower ending on the last day of the fourth such period; EXCEPT that the EBITDA Measurement Period ending September 30, 2005 shall consist of the one fiscal quarter ending on that date, the EBITDA Measurement Period ending December 31, 2005 shall consist of the two fiscal quarters ending on that date and the EBITDA Measurement Period ending March 31, 2006 shall consist of the three fiscal quarters ending on that date.
SECTION II — Waiver
Bank hereby waives all violations of the Tangible Net Worth covenant (contained in subsection 3B.01 of the Credit Agreement) and the Fixed Charge covenant (contained in subsection 3B.02 of the Credit Agreement) which occurred prior to the date hereof. The execution, delivery and effectiveness of this Amendment and the specific waiver set forth herein shall not operate as a waiver of any other right, power or remedy of Bank under the Credit Agreement or constitute a continuing waiver of any kind.
SECTION III — Representations and Warranties
Borrower hereby represents and warrants to Bank, to the best of Borrower’s knowledge, that
(A) none of the representations and warranties made in the Credit Agreement or any Related Writing, (collectively, the “Loan Documents”) has ceased to be true and complete in any material respect as of the date hereof; and
(B) as of the date hereof no “Default” has occurred that is continuing under the Loan Documents.
SECTION IV — Acknowledgments Concerning Outstanding Loans
Borrower acknowledges and agrees that, as of the date hereof, all of Borrower’s outstanding loan obligations to Bank are owed without any offset, deduction, defense, claim or counterclaim of any nature whatsoever. Borrower authorizes Bank to share all credit and financial information relating to Borrower with each of Bank’s parent company and with any subsidiary or affiliate company of such Bank or of such Bank’s parent company.
SECTION V — References
On and after the effective date of this Amendment, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement shall mean and refer to the Credit Agreement as amended hereby. The Loan Documents, as amended by this Amendment, are and shall continue to be in full force and effect and are hereby ratified and confirmed in all respects. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of Bank under the Loan Documents or constitute a waiver of any provision of the Loan Documents except as specifically set forth herein.
SECTION VI — Counterparts and Governing Law
This Amendment may be executed in any number of counterparts, each counterpart to be executed by one or more of the parties but, when taken together, all counterparts shall constitute one agreement. This Amendment, and the respective rights and obligations of the parties hereto, shall be construed in accordance with and governed by Ohio law.

     IN WITNESS WHEREOF, the Borrower and the Bank have caused this Amendment to be executed by their authorized officers as of the date and year first above written.

SIFCO INDUSTRIES, INC.		NATIONAL CITY BANK

By:	/s/ Frank A. Cappello	By:	/s/ Denise A. Jakubovic
Name: Frank A. Cappello		Name: Denise A. Jakubovic
Title: V.P. Finance and CFO		Title: Assistant Vice President

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